UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Kookmin Bank’s Sale of Equity Stake in ING Life Insurance Company, Korea Ltd.

On December 19, 2008, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., passed a resolution to approve the sale of its equity stake in ING Life Insurance Company, Ltd. (“ING Life Insurance”).
Details of the sale are as follows:

 • Number of shares to be sold: 1,162,200 shares.

 • Sale amount: Won 338,975,000,000.

 • Total number of shares of ING Life Insurance to be owned by Kookmin Bank following the sale: none.

 • Expected sale date: December 29, 2008.

 • Other relevant information:
   - The expected sale date is subject to change based on market conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: December 19, 2008	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO